February 1, 2007

Mail Stop 4561

William Swain
Secretary and Chief Financial Officer
GraphOn Corp.
5400 Soquel Avenue, Suite A2
Santa Cruz, CA 95062

> **RE: GraphOn Corporation**
> **Post-effective Amendment number 2 to a Form S-1 on SB-2**
> **Filed January 24, 2007**
> **File number 333-124791**
>
> **Amendment to Form 10-KSB on Form 10-K for December 31, 2005**
> **Filed January 17, 2007**
> **File number 0-21683**

Dear Mr. Swain:

We have reviewed your amendment and response and have the following comment, as communicated by Hugh Fuller of the staff to Joseph Schmitt on January 18

Post-Effective Amendment
Management, page 35
Summary Compensation, page 36

1. Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551- 3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Ira I. Roxland
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020
Facsimile no. (212) 768-6800